

Mail Stop 4645

March 17, 2017

Mark DiPaolo, Esq.
General Counsel
Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, CT 06830

> **Re:** **Innoviva, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 13, 2017 by Sarissa Capital Domestic Fund LP et al.**
> **File No. 000-30319**
>
> **Press Release dated March 13, 2017 (not filed with the Commission)**

Dear Mr. DiPaolo:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

Proposal 5 – Repeal of New Bylaws, page 2

1.   We note your disclosure on page 2 indicating that your Nominating Notice proposed "among other things" to adopt a resolution calling for the repeal of new bylaws. Please tell us, and revise the proxy, where appropriate, to identify the "other things" you proposed in this notice.

2.   Given your disclosure on page 3 indicating that the participants believe Innoviva's adoption of the majority voting amendment improves corporate governance and is in the best interest of stockholders, please revise the proxy to explain why the participants do not exclude the Majority Voting Amendment from the scope of Proposal 5. In this regard, the proxy disclosure should clarify why Proposal 5 is not limited to bylaw provisions adopted since February 6, 2017 *other than the Majority Voting Amendment*.

Broker Non-Votes, page 11

3.   The disclosure on page 12 of the proxy statements indicates that there are only four ways shareholders may vote; however, we note that your bullet point list does not indicate that shareholders can vote the proxy card provided to them by Innoviva. Accordingly, please revise to clarify that shareholders have the option to vote by means of utilizing Innoviva's proxy card.

Annex B

4.   Please revise to include Attachment I or explain your basis for not including it as part of the Annex.

Press Release dated March 13, 2017

5.   We refer to your March 13, 2017 press release entitled, "Sarissa Capital Responds to Innoviva's Preemptive Launch of Proxy Contest." Please file this press release as soliciting material in accordance with Exchange Act Rule 14a-12(b). In addition, please ensure that this soliciting material contains all information required by Rule 14a-12(a)(1) and (2). For instance, and without limitation, we note that the March 13 press release does not appear to list all participants or describe all of their direct and indirect interests. Please also ensure that all future soliciting materials comply with Rule 14a-12, including the requirement that any soliciting materials published, sent or given to security holders in accordance with Rule 14a-12(a) must be filed with the Commission no later than the date the material is first published, sent or given to security holders.

6.   Please provide support for the statement in your March 13, 2017 press release indicating that Innoviva's launch of the proxy contest was "preemptive" in nature given our understanding that:
    - your notice, dated February 7, 2017, provided for the nomination of four candidates for election to the Company's board of directors, which nomination necessitated the Company's filing of a preliminary proxy statement disclosing a contested election pursuant to Exchange Act Rule 14a-6; and
    - the Company's chief executive officer, Michael Aguiar, warned Alexander Denner before the Company filed its preliminary proxy statement.

7.   We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation. For example, we note that the March 13, 2017 press release contains the following statements:

  - "Sarissa Capital is not seeking control of the Board but much needed stockholder representation *for the benefit of all stockholders*." (emphasis added)
  - "Innoviva has a bloated cost structure and grossly overpays its officers and directors."
  - "We expect our nominees, if elected, will work to instill in Innoviva much needed financial discipline and oversight." With regards to this statement, please clarify what financial discipline and oversight your nominees will provide.

       Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

8.   With a view toward disclosure, please provide support for the statement in the March 13, 2017 press release that you are "perplexed by Innoviva's decision to undertake a public contest rather than engage in constructive dialogue." In this regard, we note that Innoviva's preliminary proxy filed on March 7, 2017 references several telephonic conversations and meetings between the filing persons and/or its board nominees, and Innoviva officers and/or directors. For example, we note references in Innoviva's proxy to meetings or conversations held on December 15, 2016 as well as January 10, February 10, March 1, and March 6, 2017. In your response, please also explain why the dialogue between the parties was not constructive in nature.

9.   Please provide support for the statement that Innoviva "without warning" publicly announced that Sarissa Capital was seeking control of the Board of Directors given our understanding that Innoviva's Chief Executive Officer left phone messages for Mr. Denner prior to March 7, 2017 informing him that Innoviva would be filing its preliminary proxy statement. Alternatively, please refrain from making such statements in the future.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions